Exhibit 99.1

9 May 2005

United Utilities appoints new executive director.

United Utilities PLC today announces the appointment of Tom Drury as an executive director with immediate effect.

Tom Drury, 43, has been the Managing Director of Vertex, United Utilities’ business process outsourcing business, since 1996. Prior to that, he was finance director of United Utilities Water, and previously group financial controller.

Announcing the appointment, United Utilities' Chairman, Sir Richard Evans said: 'Tom has led Vertex to become one of the leading business process outsourcing companies in the UK and, before that, he held other senior management positions in the group. We are delighted that he will be joining the board as an executive director'.

For further information please contact:

Simon Bielecki – Investor Relations Manager + 44 (0)7810 157649
Evelyn Brodie – Head of Corporate and Financial Communications + 44 (0)20 7307 0309

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United Utilities' ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".